May 2, 2019

Subject:	Gildan Activewear Inc. (the “Corporation”) Report of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”)

Following the annual meeting of shareholders of the Corporation held on May 2, 2019 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting. According to the scrutineers’ report, shareholders were present at the meeting, in person or by proxy, representing 170,204,895 common shares or 82.28% of the 206,850,292 shares outstanding on the March 6, 2019 record date for the Meeting.

1.	Election of Directors

A ballot was conducted with respect to the election of directors. According to proxies received and ballots cast, the following individuals were elected as directors of the Corporation until the next annual shareholders’ meeting, with the following results:

NAME OF NOMINEE	VOTES FOR	%	VOTES WITHHELD	%

William D. Anderson	166,985,650	99.77	383,555	0.23
Donald C. Berg	163,606,007	97.75	3,763,198	2.25
Maryse Bertrand	164,746,488	98.43	2,622,717	1.57
Marc Caira	161,964,927	96.77	5,404,278	3.23
Glenn J. Chamandy	167,211,733	99.91	157,472	0.09
Shirley E. Cunningham	164,442,506	98.25	2,926,699	1.75
Russell Goodman	162,454,564	97.06	4,914,641	2.94
Charles M. Herington	161,841,588	96.7	5,527,617	3.3
Craig A. Leavitt	164,439,760	98.25	2,929,445	1.75
Anne Martin-Vachon	161,845,029	96.7	5,524,176	3.3

2.	Adoption of By-Law No. 2 relating to the advance nomination of directors of the Company

A ballot was conducted with respect to the adoption of By-Law No. 2 relating to the advance nomination of directors of the Company. According to proxies received and ballots cast, the Corporation’s confirmation of advance notice by-law was approved with the following results:

Confirmation of Advance Notice By-Law	VOTES FOR	%	VOTES AGAINST	%

	166,620,839	99.55	748,165	0.45

3.	Adoption of an Advisory Vote on Executive Compensation

A ballot was conducted with respect to the adoption of an advisory vote on executive compensation. According to proxies received and ballots cast, the Corporation’s approach to executive compensation was approved with the following results:

Advisory Vote on Executive Compensation	VOTES FOR	%	VOTES AGAINST	%

	156,842,677	93.71	10,526,529	6.29

4.	Appointment of Auditors

A ballot was conducted with respect to the appointment of the auditors. According to proxies received and ballots cast, KPMG LLP were appointed as the Corporation’s auditors for the ensuing year, at such remuneration as may be fixed by the Board of Directors with the following results:

Appointment of Auditors	VOTES FOR	%	VOTES WITHHELD	%

	162,075,628	95.22	8,129,267	4.78

Yours truly,

(s) Lindsay Matthews
Lindsay Matthews
Vice-President, General Counsel and Corporate Secretary